Exhibit 99.1

Bell announces closing of amendments to its securitization program to add sustainability-linked pricing

MONTRÉAL, September 27, 2023 – Bell Canada (Bell) announced today that it has amended its existing Cdn $2.3 billion securitization program to add sustainability-linked pricing. These amendments underscore Bell’s continued focus on environmental, social and governance (ESG) priorities and our purpose to advance how Canadians connect with each other and the world. These amendments follow the announcement of BCE’s Sustainable Financing Framework in April 2021, Bell’s inaugural Cdn $500 million Sustainability Bond offering in May 2021 with proceeds allocated to eligible green and social investments, the conversion of Bell’s Cdn $3.5 billion committed credit facilities to a sustainability-linked loan in November 2022, and execution of its first sustainability-linked derivatives in May 2023.

“We are pleased to announce the closing of amendments to our securitization program to add sustainability-linked pricing. These amendments align with our ESG strategy and objective to make a positive impact and contribute to a better future through our Bell for Better initiatives, while working to create a thriving and more prosperous world.”

•	Eleanor Marshall, SVP & Treasurer, BCE and Bell

The amendments introduce an annual pricing adjustment that reduces or increases the financing cost based on Bell’s performance of two key annual sustainability performance targets (SPTs) related to the following Bell science-based greenhouse gas (GHG) targets1:

•	Reducing absolute scope 1 and 2 GHG emissions 58% by 2030 from a 2020 base year; and

•	Reaching 64% of our suppliers by spend, covering purchased goods and services, having science-based targets by 2026.

Bell selected these two targets as they collectively cover the vast majority of Bell’s total carbon footprint. The annual SPTs are aligned with our science-based targets for GHG emissions reduction and supplier engagement, and link our cost of financing with performance.

Bell’s environmental strategy includes seeking to reduce environmental impacts with initiatives throughout our value chain. Our focus on energy management and the reduction of our carbon footprint is in line with our strategic imperative to engage and invest in our people and create a sustainable future.

Bell’s ESG strategy complements our financial performance by working at the intersection of environmental, economic and social systems, with the objective to create long-term value for the company and for society.

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The Science Based Targets initiative (SBTi) has approved our targets in 2022, prior to the recalculation to reflect restated GHG emissions for our 2020 base year. The recalculated targets will be submitted to the SBTi later in 2023 for approval. Our science-based targets may need to be further adjusted in the future because the SBTi requires that targets be recalculated (following the most recent applicable SBTi criteria and recommendations) at a minimum every five years, or more often if significant changes occur (e.g. business acquisitions/divestitures).

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TD Securities and Scotiabank are committed lenders in the sustainability-linked securitization program.

Environmental, social and governance objectives Bell’s ESG objectives seek to create social and environmental benefits by helping to build a better world, better communities and a better workplace. Our approach focuses on enhancing our environmental strategy, seeking to create a workplace focused on diversity, equality and inclusion, and employee well-being, lead in mental health through Bell Let’s Talk and demonstrate best-in-class governance.

In 2023, Bell has been recognized by Canada’s Top 100 Employers as one of Canada’s Greenest Employers for the seventh consecutive year. Canada’s Greenest Employers is an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. The designation recognizes the employers that lead the nation in creating a culture of environmental awareness in their organizations.

Bell has also received an A- score in the 2022 CDP annual ranking, demonstrating our leadership in climate transparency and action. Bell’s 2022 score places us in the leadership band for the 7th consecutive year, ranking significantly higher than the North American and Global average scores (C) and tied for the highest spot among Canadian telecommunication companies.

Information about Bell’s environmental initiatives and the benefits we strive to deliver to our customers, team and communities, including our Bell for Better investments in mental health, energy efficiency and an inclusive workplace are available in our Integrated Annual Report.

A copy of BCE’s Sustainable Financing Framework and further information on our sustainability strategy can be found at BCE.ca.

About Bell

Bell is Canada’s largest communications company2, providing advanced broadband wireless, TV, Internet, media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[2]	Based on total revenue and total combined customer connections

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Media inquiries

Ellen Murphy

media@bell.ca

Investor inquiries

Richard Bengian

richard.bengian@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to our ESG objectives and commitments including, without limitation, our goal to achieve our science-based targets and annual SPTs for GHG emissions reduction and supplier engagement, our business objectives, plans and strategic priorities, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbor” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Our ESG objectives and commitments, and the benefits expected to result therefrom, are subject to risks and, accordingly, there can be no assurance that our ESG objectives and commitments will be achieved or that the benefits expected to result therefrom will be realized. In addition, forward-looking statements for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. In particular, our GHG emissions reduction and supplier engagement targets are based on a number of assumptions including, without limitation, the following principal assumptions: implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers; no new corporate initiatives, business acquisitions, business divestitures or technologies that would materially change our anticipated levels of GHG emissions; our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions; no negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions; no required changes to our science-based targets pursuant to the Science Based Targets initiative methodology that would make the achievement of our updated science-based targets more onerous or unachievable in light of business requirements; and sufficient supplier engagement and collaboration in setting their own science-based targets, no significant change in the allocation of our spend by supplier and sufficient collaboration with partners in reducing their own GHG emissions. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE Inc.’s (BCE) 2022 Annual MD&A dated March 2, 2023, BCE’s 2023 First and Second Quarter MD&As dated May 3, 2023 and August 2, 2023, respectively, and BCE’s news release dated August 3, 2023 announcing its financial results for the second quarter of 2023, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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